S.E. Asia Trading Company, Inc.

1545 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3300

December 2, 2004

Mr. Pradip Bhaumik

Ms. Ellie Quarles

Mr. H. Christopher Owings

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

S.E. Asia Trading Company, Inc.

Form SB-1

File No. 333-118898

Dear Mr. Bhaumil, Ms. Quarles and Mr. Owings:

Following are responses to your comment letter dated October 6, 2004.

Prospectus Inside Cover Page

1.

The reference to NASDAQ has been deleted and a clarification made as to when we intend to file for listing (Page 1)

2.

The page reference for the APlan of Operations@ has been corrected (page 3)

3.

The reference to the going concern opinion has been relocated to AOur Company@ section. And clarification made as to why that was issued (Page 2)

Risk Factors

4.

We have stated that the penny stock rules may adversely affect the ability of both the broker-dealers to sell the securities, etc. (page 6)

Plan of Distribution

5.

We have clarified that we will not cash the offering checks unless and until we raise the minimum offering (page 9)

Use of Proceeds

6.

The salary of Mr. Miller has been clarified (page 11)

Business Strategy

7.

We have clarified that we will open >one= new store during the next twelve months (page 12)

Management=s Discussion and Plan of Operations

Generating Sufficient Revenue

8.

We have provided justification for our belief that >more and more= people are responding to our advertising (page 15)

9.

We have specifically stated that we will be able to generate sufficient cash to sustain our operations (page 15)

Financial Needs

10.

We have amended our discussion of sales and gross profit (page 16)

11.

We have provided supplementally a copy of the article on the growth in Rockwall county.

Significant Parties

12.

The percentage of each shareholder have been included (page 18)

13.

The middle initial of Charles Smith has been inserted (page 19)

Financial Statements for the Period January 28, 2004 through May 31, 2004

14.

Updated financials have been included in accordance with Item 310(a) of Regulation S-B. They are nor audited per discussion with Mr. Adam Phippen

Financial Statemented through September 30, 2004

Balance Sheet as of September 30, 2004

15.

The total current assets figure is corrected

Statement of Loss for the period through September 30, 2004

16.

A description for the subtotal ALoss from operations= has been added to the 9/30/04 financial statements

17.

The net loss from operations and net loss lines now agree

18.

The loss from sale of marketable securities is consistent throughout the financials

Statement of Cash Flows for the period through September 30, 2004

19.

The issuance of stock for marketable securities is now consistent

Summary of Significant Accounting Policies

20.

A phrase similar to >nature of business= has been included in the heading for note 1.

21.

The line item we include amounts paid to us for shipping and handling is now included

22.

The note has been revised to state that no return reserve exists due to immateriality

Exhibits

23.

The exhibits have been renumbered

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/  Thomas G. Miller

Thomas G. Miller

President